Exhibit (g) 1.22

LETTER AGREEMENT

State Street Bank and Trust Company

P.O. Box 1713

Boston, MA 02105

Dear Sirs:

Pursuant to Section 14 of the Custodian Agreement between Russell Investment Company (“RIC”) and State Street Bank and Trust Company, dated October 31, 1988, RIC advises you that it is creating one new fund to be named the Global Equity Fund (the “New Fund”). RIC desires for State Street Bank and Trust Company to serve as Custodian with respect to the New Fund pursuant to the terms and conditions of the Custodian Agreement. The fees to be charged by the Custodian to the New Fund in return for its services are set forth in the current fee schedule to the Custodian Agreement.

Please indicate your acceptance to act as Custodian to each Fund by executing the acceptance copy of this letter agreement and returning it to the undersigned.

Sincerely,

RUSSELL INVESTMENT COMPANY

By:
Mark E. Swanson
Treasurer

Accepted this day of , 2007

STATE STREET BANK AND TRUST COMPANY

By:

Its: